Filed by Cohen & Steers Total Return Realty Fund, Inc.,

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the

Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers Total Return Realty Fund, Inc.

Commission File No. 333-193107

Important Information Enclosed About Your Fund

Cohen & Steers Total Return Realty Fund, Inc.

Special Joint Meeting of Stockholders

April 24, 2014 at 10 a.m. Eastern time

280 Park Avenue, 20th floor

New York, NY 10017

The Board of Directors has approved a reorganization of Cohen & Steers Dividend Majors Fund, Inc. (DVM) with Cohen & Steers Total Return Realty Fund, Inc. (RFI), and RFI will be the surviving fund. The Board recommends that RFI stockholders vote “FOR” the following proposals:

•	Approval of the issuance of Shares of Common Stock in connection with the reorganization

•	Approval of an Amendment to RFI’s Charter to authorize the Board of Directors from time to time to increase or decrease the number of authorized shares

•	Approval of certain fundamental policy changes

Reasons for Issuing Shares of Common Stock in connection with the Reorganization

•	RFI’s total annual operating expense ratio is expected to be lower than its expense ratio as of June 30, 2013 beginning with the first year following the Reorganization;

•	RFI’s investment objective and strategies will not change as a result of the Reorganization; and

•	Combined Fund may have a substantially larger trading market for its common stock than either Fund has currently.

What happens if the reorganization is approved?

The Reorganization, if the necessary approvals are obtained, is expected to occur on or about June 20, 2014, but in any event no later than June 30, 2014. Holders of common shares of DVM will be issued new common shares of RFI. The total net asset value (NAV) of these new shares will equal the NAV of the shares of DVM outstanding on the business day prior to closing of the Reorganization, less the costs of the Reorganization attributable to those common shares (although cash will be paid in lieu of fractional shares).

How can I vote?

In addition to voting by mail by returning the enclosed proxy card(s), you may also authorize your vote by either touch-tone telephone or online via the Internet, as follows:

To vote by touch-tone telephone:	To vote by Internet:
(1) Read the Proxy/Prospectus and have your proxy card at hand.	(1) Read the Proxy/Prospectus and have your proxy card at hand.
(2) Call the toll-free number that appears on your proxy card.	(2) Go to the website that appears on your proxy card.

Your vote is important. Please vote promptly to avoid the expense of additional solicitation.

(3) Enter the control number set out on the proxy card and follow the simple instructions.	(3) Enter the control number set out on the proxy card and follow the simple instructions.

If you need more information or have any questions on how to cast your vote, please call Broadridge Financial Solutions, Inc., the Funds’ proxy solicitor, at 855-601-2250.

The proxy materials sent to you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. Copies of the Proxy/Prospectus and other documents filed with the SEC are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Proxy/Prospectus and other documents filed with the SEC can be obtained by visiting the Funds’ website at www.cohenandsteers.com, by calling 800-330-7348, or by writing to a Fund at 280 Park Avenue, New York, New York 10017.

Your vote is important. Please vote promptly to avoid the expense of additional solicitation.